SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 22 October 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 22 October 2026
           re: Board Change

22 October 2026

LLOYDS BANKING GROUP PLC: BOARD APPOINTMENT

Lloyds Banking Group plc (the “Group”) is pleased to announce the appointment of Chris Rhodes as an independent non-executive director of the Group and a member of its Audit Committee and Board Risk Committee, in all cases with effect from 1 November 2026.

Biographical details

Chris has over 30 years of UK banking industry experience having held senior leadership roles across finance, treasury, operations, and product and proposition development and marketing.

Chris started his career at Ernst & Whinney (a legacy firm of EY). He then joined Alliance & Leicester plc where he qualified as a chartered accountant and undertook a range of roles including Interim Chief Executive Officer, Group Finance Director, Managing Director of Retail Banking and Operations Director. He then joined Nationwide Building Society and held roles including Chief Financial Officer, Chief Products and Proposition Officer and Group Retail Director. Until earlier this year Chris was Chief Executive Officer of Virgin Money following its acquisition by Nationwide Building Society. Chris currently has no other external commitments.

Sir Robin Budenberg, Chair, said: “We are delighted that Chris is joining our Board.  He brings outstanding experience of the financial and regulatory management of financial institutions and deep retail customer knowledge.”

There is no other information to be disclosed under UK Listing Rule 6.4.8R.

- END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 22 October 2026